Exhibit (J)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 49 to the Registration Statement No. 811-03361 on Form N-1A of our report dated March 15, 2007 relating to the financial statements and financial highlights of Fidelity Massachusetts Municipal Trust, including Fidelity Massachusetts AMT Tax-Free Money Market Fund, Fidelity Massachusetts Municipal Money Market Fund and Fidelity Massachusetts Municipal Income Fund, each appearing in the Annual Report on Form N-CSR of Fidelity Massachusetts Municipal Trust for the year ended January 31, 2007.

We also consent to the reference to us under the heading "Independent Registered Public Accounting Firm" in the Statement of Additional Information and "Financial Highlights" in the Prospectus, which are a part of such Registration Statement.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Boston, Massachusetts
March 28, 2007